UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: BlackRock Funds V

Address of Principal Business Office (No. & Street, City, State, Zip Code): 100 Bellevue Parkway, Wilmington, Delaware 19809

Telephone Number (including area code): (800) 441-7762

Name and address of agent for service of process: John M. Perlowski, BlackRock Funds V, 55 East 52nd Street, New York, New York 10055

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, and the State of New York on the 20th day of April 2018.

Signature:	BlackRock Funds V
(Name of Registrant)

By:	/s/ John M. Perlowski
(John M. Perlowski, Initial Trustee, President and Chief Executive Officer)

Attest:	/s/ Neal J. Andrews
(Neal J. Andrews, Chief Financial Officer)